UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A100	Page 2 of 8 Pages

1.	Names of reporting persons BCPE Seminole Holdings LP
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF - Affiliate (of reporting person)
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 42,771,440 Shares
	9.	Sole dispositive power 0
	10.	Shared dispositive power 42,771,440 Shares
11.	Aggregate amount beneficially owned by each reporting person 42,771,440 Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 65.7%
14.	Type of reporting person PN

Page 3 of 8 Pages

ITEM 1.	SECURITIES AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Surgery Partners, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is at 40 Burton Hills Boulevard, Suite 500 Nashville, Tennessee 37215.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)	This statement is being filed by BCPE Seminole Holdings LP, a Delaware limited partnership (“Holdings” or the “Reporting Person”).

Voting and dispositive power with respect to the securities reported herein is exercised by the Reporting Person’s general partner, BCPE Seminole GP LLC, a Delaware limited liability company (“Seminole GP”). Seminole GP is controlled by its sole member, Bain Capital Investors, LLC, a Delaware limited liability company (“BCI,” and collectively with the Reporting Person and Seminole GP, the “Bain Capital Entities”). The governance, investment strategy and decision making process with respect to the investments held by the Reporting Person is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to all of the securities held by the Reporting Person.

The principal business address for each of the Bain Capital Entities is c/o Bain Capital Investors, LLC, 200 Clarendon Street, Boston, MA 02116.

(c)	The principal business of the Reporting Person is to hold the Series A Preferred Stock and Common Stock acquired in connection with the transactions described below under Item 6. Each of Seminole GP and BCI is principally engaged in the business of investment in securities.

Certain information required by this Item 2 with respect to the executive officers of the Reporting Person is set forth on Schedule A to this Statement.

(d) – (e)	During the five years preceding the date of this filing, none of the Bain Capital Entities nor, to the Bain Capital Entities’ knowledge, any executive officer of any of the Bain Capital Entities or any person controlling the Bain Capital Entities, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Bain Capital Entities is organized under the laws of the State of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds for the acquisition of the securities reported herein was the capital contributions of Holdings’ limited partners, including Bain Capital Fund XI, L.P.

ITEM 4.	PURPOSE OF TRANSACTION

The information set forth in Item 6 of this Statement is incorporated herein by reference.

The Reporting Person holds the Common Stock and the Series A Preferred Stock (as defined in Item 6 below) for investment purposes.

Page 4 of 8 Pages

In its capacity as the controlling stockholder of the Issuer, the Reporting Person will take an active role in the management and operations of the Issuer, including with respect to the types of matters described in (a) through (j) of Item 4 of Schedule 13D, and other financial, operational and strategic initiatives. The Reporting Person is reviewing and intends to continue to review, on an ongoing and continuing basis, its investment in the securities of the Issuer.

As part of its ongoing review of its investment in the securities of the Issuer, the Reporting Person may from time to time make recommendations to, have discussions with and respond to inquiries from various parties, including, without limitation, the board of directors, management, representatives or other stockholders of the Issuer, other persons and entities, regarding the Issuer’s affairs, business strategies and strategic alternatives.

The Reporting Person may determine to pursue from time to time, subject to applicable law and regulation and depending upon certain factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors, various alternatives in respect of its investment in securities of the Issuer, including, without limitation, direct or indirect participation in the types of matters described in (a) through (j) of Item 4 of Schedule 13D. Any transactions or other actions that the Reporting Person may pursue may take place at any time and from time to time without prior notice, subject to applicable law and regulation. There can be no assurance, however, that any such transactions will be pursued or, if pursued, will be consummated by the Reporting Person.

On September 7, 2017, the Issuer announced the appointment of Clifford G. Adlerz as the Issuer’s interim Chief Executive Officer. In connection with Mr. Adlerz’s appointment, on September 8, 2017, the Reporting Person delivered a written consent of stockholder to approve the following actions (the “Stockholder Actions”): (i) increase the size of the board of directors to seven (7) to allow for the appointment of Mr. Adlerz as a Class III director and (ii) approve an amendment and restatement of the Issuer’s certificate of incorporation (the “Charter”) to provide that prior to the Trigger Date (as defined in the Charter), the size of the board of directors shall be determined by, and vacancies and newly created directorships on the board of directors shall be filled by, either a vote of a majority of the then outstanding voting stock or a vote of a majority of the directors then on the board. The Stockholder Actions are expected to take effect on or immediately following 20 calendar days after the mailing of a definitive Information Statement on Schedule 14C to the Issuer’s stockholders.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)	As of the date hereof, the Reporting Person beneficially owns 42,771,440 shares of Common Stock (assuming conversion of all 310,000 shares of Series A Preferred Stock on the date of this Statement into 16,315,789 shares of Common Stock, based on the initial accrued value of $1,000.00 per share of Series A Preferred Stock divided by the conversion price of $19.00), representing approximately 65.7% of the issued and outstanding Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 48,811,091 shares of Common Stock issued and outstanding as of August 9, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2017 and the assumed conversion of all 320,000 shares of Series A Preferred Stock held by the Reporting Person into 16,315,789 shares of Common Stock.

Voting and dispositive power with respect to the securities reported herein is exercised by Seminole GP. Seminole GP is controlled by its sole member, BCI. The governance, investment strategy and decision making process with respect to the investments held by the Reporting Person is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to all of the securities held by the Reporting Person.

(c)	Except as described in this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge (i) any executive officer or director of the Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of the Reporting Person, has effected any transactions in the Common Stock during the last sixty days.

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Series A Preferred Stock and Common Stock of the Issuer reported by the Schedule 13D.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The responses to Items 4 and 5 are incorporated herein by reference.

Preferred Stock Purchase Agreement

On August 31, 2017, Holdings purchased 310,000 shares of the Issuer’s 10.00% Series A Convertible Perpetual Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), from the Issuer, pursuant to the Securities Purchase Agreement, dated as of May 9, 2017, by and among Holdings and the Issuer. Holdings paid an aggregate of $310,000,000 in cash for the Series A Preferred Stock.

Each share of Series A Preferred Stock is convertible at any time, at the election of Holdings, into the number of shares of Common Stock equal to the quotient obtained by dividing (a) the Accrued Value (as defined below) of such share of Series A Preferred Stock plus any accrued but uncompounded dividend on such share by (b) the $19.00 conversion price, subject to certain anti-dilution adjustments in accordance with the terms set forth in the Certificate of Designation governing the Series A Preferred Stock (as amended from time to time, the “Series A Preferred COD”). The Series A Preferred Stock is also convertible at the election of the Issuer, if, at any time

Page 5 of 8 Pages

on or after August 31, 2019, the volume weighted average closing price of the Common Stock equals or exceeds $42.00 for at least 20 of the prior 30 trading days, subject to certain conditions, including the effectiveness of a shelf registration statement covering the resale of any Common Stock held by Holdings.

The “Accrued Value” of each share of Series A Preferred Stock is equal to the stated value of such share (initially $1,000.00) plus all compounded dividends (whether or not declared) on such Share, except to the extent such dividend was paid in cash. Each share of Series A Preferred Stock accrues dividends daily at a rate of 10% per annum. Dividends compound quarterly on March 31, June 30, September 30 and December 31 of each year and are added to the Accrued Value of such share and, therefore, the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted will increase over time. In any given quarter, subject to certain conditions, the board of directors of the Issuer may declare a cash dividend in an amount up to 50% of the amount of the dividend that has accrued and accumulated during such quarter through the end of such quarter, and the amount of any quarterly dividend paid in cash will not compound on the applicable date and will not be included in the Accrued Value of the Series A Preferred Stock.

The Issuer will not be able to redeem the Series A Preferred Stock prior to August 31, 2022 and thereafter, may redeem all, but not less than all, of the Series A Preferred Stock for cash pursuant to and subject to the terms and conditions of the Series A Preferred COD at a price per share equal to the Accrued Value of each share of Series A Preferred Stock plus any accrued but uncompounded dividends on such share, multiplied by the applicable “make whole” percentage. Holdings may also cause the Issuer to redeem the shares of Series A Preferred Stock held by it upon the occurrence of certain change of control transactions of the Issuer or the Common Stock ceasing to be listed or quoted on a trading market for cash (a “Fundamental Change”) pursuant to and subject to the terms and conditions of the Series A Preferred COD. If a Fundamental Change occurs as a result of certain change of control transactions, Holdings may cause the Issuer to redeem the Series A Preferred Stock for cash at a price per share equal to the greater of (i) the Accrued Value of each share of Series A Preferred Stock plus any accrued but uncompounded dividends on such share, multiplied by the applicable “make whole” percentage, and (ii) the product of (a) the number of shares of Common Stock into which such share of Series A Preferred Stock is then convertible, multiplied by (b) the deemed purchase price per share of Common Stock resulting from such change of control event, as determined in accordance with the Series A Preferred COD. If a Fundamental Change occurs for any other reason, Holdings may cause the Issuer to redeem the shares of Series A Preferred Stock for cash at the price per share equal to the Accrued Value of each share of Series A Preferred Stock plus any accrued but uncompounded dividends on such share, multiplied by the applicable “make whole” percentage.

Pursuant to the Series A Preferred COD, on or following the date on which the Reporting Person and its affiliates cease to collectively hold fifty percent (50%) or more of the outstanding voting stock of the Issuer, the Reporting Person and its affiliates are entitled to elect two directors to the Issuer’s board of directors for as long as the Reporting Person and its affiliates hold greater than 50% of the Series A Preferred Stock acquired by the Reporting Person on August 31, 2017, and the Reporting Person and its affiliates are entitled to elect one director to the Issuer’s board of directors for as long as the Reporting Person and its affiliates hold greater than 25% of the Series A Preferred Stock acquired by the Reporting Person on August 31, 2017.

Pursuant to the Series A Preferred COD, for as long as the Reporting Person and its affiliates collectively hold greater than 50% of the Series A Preferred Stock acquired by the Reporting Person on August 31, 2017, the approval of holders of at least the majority of the then-outstanding shares of Series A Preferred Stock, voting as a separate class, will be necessary for the Issuer to: (i) amend the Series A Preferred COD, the Company’s Certificate of Incorporation or Bylaws, the Registration Rights Agreement (as defined below) and any other rights in respect of the Series A Preferred Stock, including by merger, consolidation, recapitalization or otherwise, in each case, in any manner that adversely affects the powers, preferences or rights of the shares of Series A Preferred Stock; (ii) enter into any contract that would prohibit or restrict the ability of the Issuer to perform its obligations with respect to the Series A Preferred Stock; (iii) incur indebtedness in excess of the amount of indebtedness outstanding on August 31, 2017; (iv) extend, supplement, amend, waive or otherwise modify any material provisions of the loan documents with respect to outstanding indebtedness on August 31, 2017; (v) acquire or divest the stock or assets of any person for consideration in excess of $25 million individually or $125 million in the aggregate in any given year; (vi) establish or acquire any subsidiaries outside of the United States; (vii) effect a change of control or cause the Common Stock to cease to be listed on a national securities exchange; (viii) effect any bankruptcy or liquidation event of the Issuer or its subsidiaries; (ix) declare or pay any dividends other than dividends on the Series A Preferred Stock; (x) authorize, create or issue any capital stock of the Issuer or its subsidiaries other than stock that is junior to the Series A Preferred Stock or pursuant to any management plan; (xi) reclassify, alter or amend any existing security of the Issuer in a way that would cause it to rank senior to or pari passu with the Series A Preferred Stock; or (xii) enter into or effect any transaction involving the recapitalization, reorganization, reclassification, repurchase, redemption, exchange or other acquisition of any equity securities of the Issuer or its subsidiaries (other than repurchases or redemptions by wholly owned subsidiaries or from employees).

The designations, powers, rights and preferences of the Series A Preferred Stock are governed by the Series A Preferred COD, which was filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 1, 2017.

Common Stock Purchase Agreement

On August 31, 2017, Holdings purchased 26,455,651 shares of Common Stock from H.I.G. Surgery Centers, LLC (“HIG”) pursuant to the Stock Purchase Agreement, dated as of May 9, 2017, by and among Holdings, the Issuer, H.I.G. Bayside Debt & LBO Fund II L.P. and HIG (the “Common Stock Purchase Agreement”). Holdings paid an aggregate of $502,657,369 in cash for the Common Stock acquired pursuant to the Common Stock Purchase Agreement. Pursuant to the Common Stock Purchase Agreement, Holdings has agreed that it will not transfer any of the Series A Preferred Stock held by it until 90 days after the closing of the acquisition of the Series A Preferred Stock on August 31, 2017 without the consent of the Issuer, which consent may not be unreasonably withheld, conditioned or denied.

Pursuant to the Common Stock Purchase Agreement, each of HIG and the Issuer agreed to take all required action to appoint two directors designated by Holdings to the Issuer’s board of directors. Christopher R. Gordon and T. Devin O’Reilly were designated by Holdings pursuant to the Common Stock Purchase Agreement, and their appointments to the Issuer’s board of directors became effective on August 31, 2017 upon the closing of Holdings’ acquisition of the Series A Preferred Stock.

Registration Rights Agreement

On August 31, 2017, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with Holdings and certain other stockholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer will file a registration statement for a public offering of Common Stock, upon the request of Holdings or certain of its affiliates, and will use commercially reasonable efforts to effect the registration of the Common Stock held by Holdings (including any Common Stock issuable upon conversion of Series A Preferred Stock), subject to certain limitations as described in the Registration Rights Agreement, including a minimum net aggregate offering price and a limitation on the number of registrations the Issuer will be required to effect. The Issuer has also agreed to provide “piggy back,” “short-form” and shelf registration rights with respect to the registrable shares, each as described in the Registration Rights Agreement.

This summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 1, 2017.

Page 6 of 8 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Securities Purchase Agreement, dated as of May 9, 2017, by and among Surgery Partners, Inc. and BCPE Seminole Holdings LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2017).

Exhibit 2	Stock Purchase Agreement, dated as of May 9, 2017, by and among Surgery Partners, Inc., H.I.G. Surgery Centers, H.I.G. Bayside Debt & LBO Fund II L.P. and BCPE Seminole Holdings LP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2017).

Exhibit 3	Certificate of Designations governing the 10.00% Series A Convertible Perpetual Participating Preferred Stock (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2017).

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of August 31, 2017, by and among Surgery Partners, Inc., BCPE Seminole Holdings LP and the other stockholders named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2017).

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2017

BCPE Seminole Holdings LP

By:	/s/ T. Devin O’Reilly
Name:	T. Devin O’Reilly
Title:	Vice President

Page 8 of 8 Pages

SCHEDULE A

The following are the executive officers of BCPE Seminole Holdings LP and their respective address, principal occupation and citizenship.

Name and Position	Address	Principal Occupation	Citizenship
Christopher R. Gordon President	BCPE Seminole Holdings LP c/o Bain Capital Private Equity, LP 200 Clarendon St. Boston, Massachusetts 02116	Managing Director of Bain Capital Private Equity, LP	USA

T. Devin O’Reilly Vice President	BCPE Seminole Holdings LP c/o Bain Capital Private Equity, LP 200 Clarendon St. Boston, Massachusetts 02116	Managing Director of Bain Capital Private Equity, LP	USA

Andrew Kaplan Secretary	BCPE Seminole Holdings LP c/o Bain Capital Private Equity, LP 200 Clarendon St. Boston, Massachusetts 02116	Principal of Bain Capital Private Equity, LP	USA